EXHIBIT 99.1

PRESS RELEASE

Loncor Provides Corporate Update

Toronto, Canada – August 25, 2014 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") is pleased to provide a corporate update.

The Company’s main project areas remain Ngayu and North Kivu.  During the first half of 2014, the Company has been undertaking mainly assessment of exploration work undertaken in 2013 at Ngayu and selecting prospects for further investigation including drilling.  A number of targets have been delineated and are now ready for drilling.  Further regional exploration is also warranted in other parts of the Ngayu greenstone belt.  In North Kivu, additional historical data is currently being assessed including Lugunkuru where major artisanal activities are currently taking place.  During the first half of 2014, all necessary payments were made to keep the exploration permits at Ngayu and North Kivu in good standing.  Funding is required by the Company to continue exploration activities on its projects and to this end, the Company is pursuing a number of funding alternatives and possible joint venture opportunities, which has included the signing of a confidentiality agreement with a third party.

Peter Cowley has stepped down as a director of the Company due to issues related to the number of board positions held, but remains the President and CEO of Loncor.

Loncor has called an annual and special meeting of shareholders of the Company to be held on September 30, 2014.  At this meeting, shareholders of the Company will be asked to consider and, if thought advisable, to authorize by means of a special resolution, the consolidation of the issued and outstanding common shares of the Company at a ratio of either three to one or four to one (the "Share Consolidation"), with one of the two said ratios to be selected and implemented by the board of directors of the Company (the "Board") in its sole discretion.  The Board has determined that it would be in the best interests of the Company to carry out the Share Consolidation in order to assist in attracting additional capital for the Company.  Shareholder approval and the acceptance of the Toronto Stock Exchange are required in order to carry out the Share Consolidation.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects.  The Company has a number of prospecting permits for various minerals including gold over an area covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration.  Loncor also owns or controls 51 exploration permits covering areas in North Kivu province located west of the city of Butembo.  Both areas have historic gold production.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com or contact:

Naomi Nemeth, Investor Relations, T:  1 (416) 366-9189, or 1 (800) 714-7938, Ext. 2802, info@loncor.com.